Exhibit 99.1

May 2020 Investor Presentation

This presentation may contain statements about Medigus Ltd. (“the Company”) that are “Forward - Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market, including but not limited to statements re gar ding anticipated development and commercialization activities and market opportunities. The company has tried, where possible, to identify such information an d s tatements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “w oul d,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future op erating or financial performance, although not all forward - looking statements contain these identifying words. These forward - looking statements represent the Company’s expectation s or beliefs concerning future events, and it is possible that the events described in this presentation will not be achieved, due to, inter alia, the spread of COVID - 19 as well as the restriction deriving therefrom. By their nature, Forward - Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of th e company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company' s f ilings with the Securities and Exchange Commission. Forward - Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward - Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholder s, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the pu rchase or sale of company securities. Nothing in this presentation should be deemed to be medical or other advice of any kind. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form par t of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of the Company or any other entity, nor shall the inform ati on or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of th e C ompany.

Medigus Intro • Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions across medical and industrial applications • NASDAQ /TASE: MDGS • ADS ratio: 1 : 20 • Cash and cash equivalents as of December 31 , 2019 : $ 3.8 million • We employ 25 employees (together with our majority owned subsidiary ScoutCam Ltd.)

Medigus Activities

• Endoscopic device that incorporates the latest technological advancements to deliver a more patient - friendly option for Transoral Fundoplication (TF) • The procedure treats the leading cause of GERD (gastroesophageal reflux disease), a dysfunctional valve between the esophagus and stomach The MUSE™ System Endoscopy

Medigus Highlights • Over 85 patents approved worldwide • Signed a licensing and sale agreement for the know - how licensing and sale of goods relating to MUSE™ in China, Hong Kong, Taiwan and Macao for $ 3 million with Shanghai Golden Grand - Medical Instruments Ltd. • Signed a $ 4 million non - binding Memorandum of Understanding (MoU) agreement with L - 1 Systems Ltd. for the licensing and sale of know - how and goods relating to the Medigus’s MUSE™ system in the Latin America region • Medigus signed a binding letter of intent with Polyrizon Ltd. for an investment in and joint commercialization of biological gels for protecting patients against COVID - 19 and other biological threats • Signed a collaboration agreement with L - 1 Systems Ltd. for the joint commercialization of various COVID - 19 related products and solutions to governmental agencies and institutional healthcare organizations • Medigus and L 1 received first commercial order for COVID - 19 serological test kits. The purchase order was received from a Mexican company which engages in the distribution of medical equipment to various medical centers in Mexico. The companies intend to broaden their commercial efforts as well as expand their product portfolio to include ventilators and life support machines. • The company is acting to further commercialize and engage in additional similar MUSE™ licensing and sale agreements in additional territories

ScoutCam Intro • ScoutCam (OTC: SCTC) develops and manufactures customized visual solutions to organizations across a variety of industries in the form of highly resistant micro cameras and supplementary technologies • With the smallest cameras produced in the world, which are down to 1 mm diameter including illumination, the high - resolution technology has unique properties that have been authenticated by customers, such as NASA, in the strictest environmental conditions, including extreme temperatures, vibrations, and radiation • ScoutCam devices have been used across the medical, aerospace, industrial, research and defense industries

ScoutCam’s cameras are not only the smallest… ScoutCam’s cameras have unique properties • The smallest* in the world ( 1.2 mm OD), with high resolution and brilliant image quality • Close minimal focal distance ( 2 mm) • Waterproof • RF protected and protected from other potential OR interferences • Long cables (> 30 m), or Wireless transmission (zero latency) * https://www.scoutcam.com/products - and - technology/ 1 - 2 mm - disposable - microcamera/

Highlights • ScoutCam (OTC: SCTC) traded on the OTC Market • Raised $ 4.3 million, as of May 1 st , 2020 . Last investment round in March 2020 of $ 948 , 400 at a valuation of approximately $ 14.5 million • Recently received a $ 500 , 000 purchase order for its micro cameras from a Fortune 500 multinational healthcare corporation • In recent months, the company sold and provided its solutions to various leading companies in the sectors of medical and healthcare, defense and governmental organization, aerospace companies and more • Medigus owns 55.9 % of ScoutCam’s issued shares of common stock* * As of 22 nd of April 2020 , https://mayafiles.tase.co.il/rpdf/ 1291001 - 1292000 /P 1291461 - 00 .pdf

Polyrizon Intro - COVID - 19 • Polyrizon invented and develops highly differentiated biological gels to protect patients against biological threats, such as Coronavirus and SARS • Future products will exploit Capture & Contain platform Technology to safely prevent allergens & viruses protrusions through the upper airways and eye cavities • Polyrizon's C&C Technology will topically prevent Pathogen - triggered events, safely, effectively and at lower cost than existing treatments

Polyrizon - Prevent and Protect: C&C Platform Unmet need: Viruses - most viruses don’t have efficient vaccines. Patients relay on physical protection solutions such as face masks and sterilization products. In many cases, additional measurements is needed to provide efficient protection Allergy - as of today, most solutions for allergy, treats the symptoms and not the cause Prevention: Prevention has the most significant influence for prevention of wider exposure of the population and avoiding widespread epidemics x Applied topically – no injections x Preventative x Safe x Easy to use x Can be formulated both for wet or dry administration

2 - CoV - SARS ) 2019 - (Covid P ≤ 0.006 CORONA VIRUS ~ 0.12 microns DER P 1 Allergen nanometer 2.2 ~ kDa 25 X 54

Polyrizon Highlights • Medigus signed a Binding Letter of Intent with Polyrizon for an investment in and joint commercialization of biological gels for protecting patients against COVID - 19 and other biological threats • Medigus will invest in Polyrizon up to $ 100 , 000 , In consideration for the investment, Medigus will receive ordinary shares constituting 20 % of Polyrizon’s currently issued and outstanding share capital on a fully diluted basis excluding deferred shares • Medigus has an option to increase holdings in Polyrizon and can reach up to 50 % upon certain milestones • The funds will be utilized by Polyrizon to advance its products and to seek required FDA approvals

Algomizer Group Intro • Algomizer Group (TASE: ALMO) has unique technologies and expertise in various fields of the Internet, including: Internet video, Internet sales, Internet advertising, website monetization, search engines and more. These technologies include developments and algorithms in the field of artificial intelligence and business intelligence developed by the Algomizer group • The Algomizer group, mostly through its subsidiary Linkury , currently serves customers and partners including the world’s leading organizations such as Google, Microsoft, Apple, Yahoo, Ask, Infosys, Avaya, Dell, Instagram, and more • Annual sales of approximately NIS 151 million (approx. $ 43 million) in year ended December 31 , 2019 • Algomizer’s market cap is currently ~$ 11 million (approx. NIS 38 million)*. Medigus owns approx.  8.22 % of Algomizer issued shares of common stock* * As of 22 nd of April 2020 , https://mayafiles.tase.co.il/rpdf/ 1291001 - 1292000 /P 1291461 - 00 .pdf

Linkury Ltd. Intro Leading online advertising monetization innovation • Linkury offer a wide range of tailor - made monetization solutions for online advertising • Linkury’s innovative solutions connect, interact and monetize • Built on innovation and technical expertise, Linkury took off as a start - up in 2009 and has become a leader in the ad - tech market today • According to valuation estimation, conducted by Algomizer on December 31 , 2019 , Linkury’s current valuation is ~$ 26 million (approx. NIS 91 million)*. Medigus owns approx.  9.3 % of Linkury’s outstanding shares** • Linkury is regularly distributing dividends in the last few years. 2019 dividends – total of NIS 17.8 million (approx. $ 5 million) * https://mayafiles.tase.co.il/rpdf/ 1285001 - 1286000 /P 1285172 - 00 .pdf chapter 4 ** * As of 22 nd of April 2020 , https://mayafiles.tase.co.il/rpdf/ 1291001 - 1292000 /P 1291461 - 00 .pdf

Key Highlights and Growth • MUSE™ - Acting to further commercialize and engage in additional similar muse™ licensing and sale agreements in additional territories • ScoutCam - aiming to commercialize additional sectors as well as broaden its customer base • Polyrizon - submission to the FDA, commencing clinical trails with COVID - 19 patients • Medigus and L 1 - expanding commercialization of COVID - 19 related products • Algomizer Group - launching new innovative products and connect with additional international partners • Matomy - acquiring new activity (app. 24 % holdings) with high growth potential (the company has cash balance of $ 4.3 million)* * As of 31 st of December 2019

Cap Table (as of May 6 , 2020 ) Ordinary shares Equivalent ADSs Outstanding (*) 82,598,738 4,129,937 Adjustment to fully diluted: Granted Warrants (**) 89,928,240 4,496,412 Granted options (***) 4,265,380 213,269 Options available for grant 2,734,620 136,731 Total fully diluted 179,526,978 8,976,349 (*) 196,614 shares are held by directors and officers (**) Average exercise price per ADS $5.18 (***) 3,837,450 options granted to directors and officers Medigus Ltd. (ADS ratio of ordinary shares 1:20)

THANK YOU